*Typed on the letterhead of Gartenberg Gelfand Hayton LLP

15260 Ventura Boulevard, Suite 1920

Sherman Oaks, CA 91403*

FOIA Confidential Treatment Requested Pursuant to Rule 83

January 14, 2016

Via Edgar and FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

Mail stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4561

ATTN: Parhaum J. Hamidi, Attorney-Adviser

Re:	QS Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 16, 2015 File No. 0-29185

Dear Mr. Parhaum:

We are submitting this letter on behalf of our client, QS Energy, Inc. (“QS Energy” or “Company”), in response to the staff’s comment letter, dated December 30, 2015 (“Comment letter”), concerning the above-referenced filing of the Company.

Because of the commercially sensitive and confidential nature of certain of the information requested in the staff’s Comment Letter related to the business, potential customers and technology of QS Energy, this submission is accompanied by a request for confidential treatment for such information. Toward this end, we have filed a separate letter with the Office of Freedom of Information and Privacy Act (“FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Securities and Exchange Commission’s (“Commission”) Rules on Information and Requests [17 C.F.R. Section 200.83]. For the staff’s reference, we have enclosed a copy of our letter (“Request Letter”) to the FOIA Office with this correspondence. The Company is also enclosing herewith for the staff’s review, in un-redacted form, the materials filed via Edgar in redacted form.

In accordance with Rule 83, the Company requests confidential treatment of : (a) the marked-redacted portions of this response letter; and, (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly informed the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this letter has also been marked with the legend “FOIA Confidential Treatment Requested by QS Energy, Inc.” and each page of this letter containing redacted marks is identified as numbers “QS-012 through QS-015” and certain sections of Exhibits 6,7 and 8, attached hereto.

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Pursuant to Rule 83, the Request Letter (but not this letter) is being delivered to the Commission’s FOIA Office.

The numbered paragraphs below correspond to the numbered paragraphs of the staff’s December 30, 2015, Comment Letter. For your convenience, we have incorporated the staff’s comments into this response. The Company hereby responds and states, as follows:

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 3

COMMENT 1. You state at page 3 that your “intellectual property portfolio includes 47 domestic and international patents and patents pending . . .  .” Please revise to clarify how many of the 47 patents you have actually obtained, and how many of them are actively pending. For example, if all 47 patents relate to your AOT technology, revise to so state. If any relate to technologies which no longer form an active part of your business, provide the details to clarify this.

RESPONSE 1

As summarized in the table below, QS Energy is currently maintaining and licensing from Temple University 47 domestic and international patents, which have either been granted or have been published and are pending subject to final approval by the respective patent agency. Each of these intellectual properties are related to QS Energy’s AOT, Joule Heat and Fuel Injector technologies. The AOT and Joule Heat technologies are being actively developed and marketed by the Company. Active development of QS Energy’s fuel injector technology was suspended in 2013, but the Company continues to maintain a license agreement with Temple University the all underlying patents with respect to the underlying patents, and is considering its options to re-start commercialization, sublicense the technology, or terminate the fuel injector license agreement with Temple.

Descriptions and details of these intellectual properties follow.

Summary of QS Energy Patents
Granted and Pending

Description of Patent	Granted	Pending	Total
Device for Saving Fuel and Reducing Emissions	9	5	14
Electric-Field Assisted Fuel Atomization System and Method of Use	4	3	7
Method and Apparatus for Treatment of a Fluid	7	6	13
Increasing Fluidity of a Flowing Fluid	1	–	1
Electrical Interconnect and Method	–	1	1
Joule Heating Apparatus and Method	–	1	1
Apparatus and Method for Reducing Viscosity	–	2	2
Method for Reduction for Crude Oil Viscosity	6	2	8
	27	20	47

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Summaries of each of these patents is as follows:

Summary of QS Energy Patents
Granted and Pending

Device for Saving Fuel and Reducing Emissions

•	This patent is related to QS Energy’s fuel injector technology.
•	Owned by QS Energy.
•	A copy of the U.S. patent can be found at https://www.google.com/patents/US6901917

Electric-Field Assisted Fuel Atomization System and Method of Use

•	This patent is related to QS Energy’s fuel injector technology.
•	Owned by Temple University; licensed to QS Energy under an exclusive worldwide license agreement.
•	A copy of the published, pending U.S. patent can be found at https://www.google.com/patents/US20100024783

Method and Apparatus for Treatment of a Fluid

•	This patent is related to QS Energy’s AOT technology.
•	Owned by Temple University; licensed to QS Energy under an exclusive worldwide license agreement.
•	A copy of the U.S. patent can be found at https://www.google.com/patents/US8173023?dq=11/596,198

Increasing Fluidity of a Flowing Fluid

•	This patent is related to QS Energy’s AOT technology.
•	Owned by QS Energy.
•	A copy of the U.S. patent can be found at https://www.google.com/patents/US8616239?dq=8,616,239

Electrical Interconnect and Method

•	This patent has applications in both QS Energy’s AOT and Joule Heat technologies.
•	Owned by QS Energy.
•	A copy of the published, pending U.S. application can be found at https://www.google.com/patents/US20150184887

Joule Heating Apparatus and Method

•	This patent is related to QS Energy’s Joule Heat technology.
•	Owned by QS Energy.
•	A copy of the published, pending U.S. application can be found at https://www.google.com/patents/US20150163858

Apparatus and Method for Reducing Viscosity

•	This patent is related to QS Energy’s AOT technology.
•	Owned by QS Energy.
•	A copy of the published, pending U.S. application can be found at https://www.google.com/patents/US20140318946

Method for Reduction for Crude Oil Viscosity

•	This patent is related to QS Energy’s AOT technology.
•	Owned by Temple University; licensed to QS Energy under an exclusive worldwide license agreement.
•	A copy of the U.S. patent can be found at http://www.google.com/patents/US8156954

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Details of each of these patents is as follows:

QS Energy Patent Details
Granted and Pending/Published

Device for Saving Fuel and Reducing Emissions
Country	Application Status	Application No.	Pat. No.	Issue Date
US	Granted	10/275,946	6,901,917	06/07/05
Australia	Granted	2001258057	2001258057	07/07/05
Czech Republic	Granted	PV2002-4092	PV2002-4092	12/27/07
Croatia	Granted	P20020982A	P20020982	02/28/06
India	Granted	IN/PCT/2002/1523/KOL	IN/PCT/2002/1523/KOL	05/11/08
New Zealand	Granted	523,113	523,113	12/08/03
Japan	Granted	2008517269	4,778,046	07/08/11
China (People's Republic)	Granted	200680030300.0	200680030300.0	06/16/10
European Patent Office	Granted	2006741262	1,899,188	09/07/11
Patent Cooperation Treaty	Pending	PCT/AU01/00585
Israel	Pending	152,902
South Korea	Pending	1020027015531
PCT	Pending	PCT/AU2006/000861
Australia	Pending	2006261578

Electric-Field Assisted Fuel Atomization System and Method of Use
Country	Application Status	Application No.	Pat. No.	Issue Date
Russian Federation	Granted	2009120461/06	2,469,205	12/10/12
Mexico	Granted	MX/A/2009/004631	300,245	06/14/12
Canada	Granted	2,688,157	2,668,157	05/21/13
European Patent Office	Granted	2007839854	2007839854	04/20/11
Japan	Pending	2009-534705
Patent Cooperation Treaty	Pending	PCT/US07/22939
US	Pending	12/513,019

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Method and Apparatus for Treatment of a Fluid
Country	Application Status	Application No.	Pat. No.	Issue Date
China (People's Republic)	Granted	ZL200580023369.3	200580023369	03/30/11
China (People's Republic)	Granted	201110022400.0	ZL201110022393.2	06/12/13
Eurasian Patent Organization	Granted	200,602,114	010773	08/04/08
Egypt	Granted	24,703	024703	05/13/05
United Kingdom	Granted	0624025.3	GB2432193	02/06/08
Mexico	Granted	PA/a/2006/013206	272650	12/10/09
US	Granted	11/596,198	8,173,023	05/08/12
Gulf Cooperation Council	Pending	GCC/P/2005/5066
Brazil	Pending	0510871-3
Indonesia	Pending	IDP0024534B
Libya	Pending	3560/2008
Norway	Pending	20,065,632
Canada	Pending	2,566,739

Increasing Fluidity of a Flowing Fluid
Country	Application Status	Application No.	Pat. No.	Issue Date
US	Granted	13/762,017	8,616,239	12/31/13

Electrical Interconnect and Method
Country	Application Status	Application No.	Pat. No.	Issue Date
US	Pending	61/920,879

Joule Heating Apparatus and Method
Country	Application Status	Application No.	Pat. No.	Issue Date
US	Pending	61/912,917

Method for Reduction for Crude Oil Viscosity
Country	Application Status	Application No.	Pat. No.	Issue Date
US	Granted	11/792,553	8,156,954	04/17/12
Nigeria	Granted	360/07	RP17009	11/26/07
United Kingdom	Granted	711091.9	2,434,800	07/29/09
Indonesia	Granted	W00200701842	IDP0025477	04/13/10
Mexico	Granted	MX/A2007/007339	284,467	03/08/11
Russian Federation	Granted	2007126828	2,461,767	09/20/12
Brazil	Pending	P10517184-9
Norway	Pending	20,073,617

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

COMMENT 2. Please [provide] us with support for your statement that “AOT has been proven in U.S. Department of Energy tests and other independent tests…to increase the energy efficiency of oil pipeline pump stations.”

RESPONSE 2

U.S. Department of Energy tests:

Results of the U.S. Department of Energy (DOE) test of QS Energy’s AOT technology were provided by the DOE in its final report dated April 4, 2012.  As described in this report’s abstract,

“The Rocky Mountain Oilfield Testing Center (RMOTC) conducted a field test on the STWA in-line viscosity reduction device at the Naval Petroleum Reserve No. 3 (NPR-3) located 35 miles north of Casper in Natrona County, Wyoming. The in-line viscosity reduction device is designed to reduce the line-loss and increase the flow rate of crude oil traveling through a commercial pipeline, thereby reducing the energy required for crude oil transportation. Reductions in line-loss and gains in pump operation efficiency (i.e., reduced power consumption) were observed on the 4.4 mile 6” schedule 80 metal buried pipeline test loop.”

Detailed test results provided in Fig. 1 and Fig. 2 of the DOE final report indicated pressure loss and viscosity were each reduced by 40% as follows:

Figure 1: Source, DOE Final Report dated 4/4/12

 Figure 2: Source, DOE Final Report dated 4/4/12

A complete copy of the U.S. Department of Energy final test report is attached as Exhibit 1, and is available on the QS Energy website at: https://qsenergy.box.com/DOE-STWA-RMOTC-Report

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Other Independent Tests:

Independent tests were performed by ATS Rheosystems™, a division of CANNON™ (ATS) during test operations run on a QS Energy AOT device installed on TransCanada’s Keystone pipeline. Tests were performed during typical full-scale pipeline operations.  ATS provided two versions of its final report on these tests: a detailed report dated October 6, 2014 (“ATS Detailed Report”, attached as Exhibit 2); and a summary report providing summaries of tests performed, results, and ATS’s independent interpretation of the test results dated February 5, 2015 (“ATS Summary Report”, attached as Exhibit 3).

The following observations were provided in the ATS Detailed Report:

“As can be observed from the data, the viscosity of the <WCS> crude oil is reduced by the AOT device treatment. A drop in viscosity from 215.75 cP before treatment to about 167 cP after treatment is observed. This is approximately a 23% decrease in viscosity in the case of the treated oil, up to time, t = 3 hours. At time, t = 13 hours the reduction in viscosity is approximately 11% and after 22 hours after the treatment the crude oil viscosity gets back to its original viscosity before treatment. This trend indicates that the effect of the treatment at 5 kV and 50 mA electric field lasts several hours.” (ATS Detailed Report, page 2)

“The data indicates an approximately 10% decrease in viscosity in the case of the SHB crude and an approximately 8% decrease in viscosity in the case of the MKH crude oil due to the AOT treatment.” (ATS Detailed Report, page 2)

“In conclusion, this study finds that the AOT technology appears to cause a decrease in viscosity of the crude oils flowing through the pipeline. In order to achieve the maximum decrease in viscosity and take full advantage of the AOT technology, the applied electric field would need to be increased to appropriate levels.” (ATS Detailed Report, page 3)

The ATS Summary Report concluded:

“The treated oil samples consistently showed lower measured viscosity than the untreated oil. This was true for all three grades of oil. Samples for one of the oil grades were measured over duration of 22 hours. These measured viscosity values showed a persisting attenuation of the viscosity for several hours followed by an increase with time until at 22 hours they had approached near to the viscosity of the untreated oils.” (ATS Summary Report, page 2)

A complete copy of the ATS Detailed Report is available online at: https://qsenergy.box.com/ATS-AOT-Detailed-Report

A complete copy of the ATS Summary Report is available online at: https://qsenergy.box.com/ATS-AOT-SummaryRpt

In 2012, PetroChina Pipeline R&D Center (“PetroChina”) performed a series of independent tests on a prototype AOT unit at its facility in China. As summarized in its report dated June 26, 2012 (“PetroChina Report”, attached as Exhibit 4), PetroChina concluded,

“The above series of tests show that it is very effective to use AOT to reduce the viscosity of crude oil. We can see that AOT has significantly reduced the viscosity of Daqing crude oil, Changqing crude oil, and Venezuela crude oil, and greatly improved its flow rate.” (PetroChina Report, page 15)

A complete copy of the PetroChina Report is available online at: https://qsenergy.box.com/PetroChina-STWA-Report

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

COMMENT 3. Provide us with support for all assertions in your document regarding the purported efficacy or “proven” status of your technology, including your claim at page 5 that you “have proven our ability to build, deliver and operate our AOT equipment on a high volume commercial pipeline….” Provide us with all test results and reports which you claim “prove” your technology. Provide comparable support for your statements later about your Joule process.

RESPONSE 2

We have proven our ability to build, deliver and operate AOT equipment on a high-volume commercial pipeline by manufacturing, delivering, installing and operating on two North American high-volume commercial pipelines. The first commercial deployment of AOT occurred on the Keystone Pipeline in Udall, Kansas in May 2014, utilizing four AOT pressure vessels in parallel for a cumulative capacity of 600,000 barrels per day. See Form 8-K filed on August 2, 2013 (TransCanada Lease and Option to Purchase Agreement).

4-Unit AOT installed on TransCanada’s Keystone Pipeline, cumulative capacity of 600,000 barrels per day.

Independent tests performed by ATS Rheosystems™, a division of CANNON™ (ATS) confirmed operations under normal Keystone pipeline operating conditions. ATS provided a final report dated February 5, 2015 (“ATS Summary Report”, attached as Exhibit 3), summarizing its procedures, test results, findings and observations, which concluded:

“Viscosity measurements of crude oils were acquired on-site at a North American oil pipeline. Oil samples were taken from the pipeline under normal operating conditions before and after exposure to the electric field generated by the AOT.” (ATS Summary Report, page 1)

A copy of the ATS Summary Report is available online at: https://qsenergy.box.com/ATS-AOT-SummaryRpt

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

The second AOT commercial installation was performed in March 2015 on the Kinder Morgan Crude & Condensate pipeline (KMCC), a 200,000 barrel per day pipeline providing takeaway for the Eagle Ford Shale in South Texas, primarily delivering crude oil condensate. Delivery and installation of this unit further demonstrates our proven ability to build, deliver and operate our AOT equipment on a high volume commercial pipeline. This prototype was installed and passed all safety and pre-start inspections as required by KMCC.  See Form 8-K filed on July 21, 2014 (KMCC Lease and Option to Purchase Agreement).

Single-Unit AOT installed on KMCC’s pipeline,

capacity of 200,000 BBL/Day.

KMCC operations were fully disclosed in the Company’s 2015Q3-10Q:

“In June 2015, QS Energy engineers performed a series of tests and internal inspections on the AOT unit, which identified other potential design issues that could impact electrical impedance. Based on these findings, a number of internal components of the AOT were retrofitted or remanufactured to improve both efficacy and efficiency. The remanufactured AOT unit was delivered to Kinder Morgan facility in Texas and was installed in its new vertical configuration in July 2015. Installation and pre-start safety tests were successfully completed and preliminary testing initiated in August 2015. Initial results were promising, with the unit operating generally as expected. However, voltage dropped as preliminary tests continued, indicating decreased impedance within the AOT pressure vessel. QS Energy personnel and outside consultants performed a series of troubleshooting assessments and determined that, despite modifications made to the AOT, conductive materials present in the crude oil condensate continue to be the root cause of the decreased impedance. Based on this result, QS Energy and Kinder Morgan personnel mutually agreed the best course of action was to hold on final acceptance of equipment under the lease and temporarily suspend in-field testing to provide time to thoroughly test samples of Kinder Morgan’s crude oil condensate in a laboratory setting.” (QS Energy 2015Q3-10Q, page 17)

No statements have been made regarding our ability to build, deliver and operate the Joule Heat technology. This technology is in early prototype development, and its efficacy has not yet been established. Our first Joule Heat prototype unit was tested under operating conditions in June of 2015. Findings of this test were inconclusive. This is consistent with our 2015Q3-10Q disclosure regarding the commercial status of the Joule Heat technology:

“The Company’s first Joule Heat prototype was installed for testing purposes at the Newfield facility in June 2015 and the system is operational; however, changes to the prototype configuration will be required to determine commercial effectiveness of this unit.” (page 17, 2015Q3-10Q)

AOT Efficacy and Reports

The efficacy of our AOT equipment has not been established. This is consistent with statements made in the Company’s Form 10-K and Form 10-Q filings. As reported in the Company’s 10-K for the year ended December 31, 2014, filed March 16, 2015 (“2014-10K”):

“While more testing is required to establish the efficacy of our AOT technology, we are encouraged by the findings of our independent research laboratory.” (page 12, 2014-10K)

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

The same statement is made on page 16 of our most recent Form 10-Q for the quarter ended September 30, 2015, filed November 9, 2015 (“2015Q3-10Q”).  A number of independent reports support this statement:

I.	ATS Rheosystems™, a division of CANNON™ (“ATS”) field test report dated October 6, 2014 (“ATS Detailed Report”, attached as Exhibit 2)
a.	ATS provided a summary report of tests performed on the AOT system installed on TransCanada’s Keystone pipeline, providing their test procedures, summary results and findings, including data protected by a non-disclosure agreement between QS Energy and TransCanada.
b.	This independent report provides specific viscosity measurements before and after treatment by the AOT, with measured viscosity reductions ranging from 8% to 23%. It was known in advance of the test that the power supply installed on the AOT was undersized. As reported by ATS, test results indicated that a larger power supply would be needed to provide optimal results.
c.	ATS report states:
“In conclusion, this study finds that the AOT technology appears to cause a decrease in viscosity of the crude oils flowing through the pipeline. In order to achieve the maximum decrease in viscosity and take full advantage of the AOT technology, the applied electric field would need to be increased to appropriate levels.” (ATS Detailed Report, page 3)
d.	This statement is consistent with disclosures in our 2014-10K, including:
“Among other things, the Report determined that data indicated treatment of the crude oil flowing through the TransCanada pipeline using our AOT Technology reduced the viscosity of the crude oil. The Report also determined that the efficacy of our AOT Technology was constrained due to the limitations of the electric field applied by the power supply installed on our equipment, concluding that maximum viscosity reductions could be achieved by modifying the installed power supply. We are encouraged by the results and data analysis arising from the testing of our AOT Technology under commercial operating conditions.” (2014-10Q, page 4)
e.	A copy of this summary report is available online at: https://qsenergy.box.com/ATS-AOT-Detailed-Report

II.	ATS Summary Report dated February 5, 2015 (“ATS Summary Report”, attached as Exhibit 3)
a.	ATS provided a summary report of tests performed on the AOT system installed on TransCanada’s Keystone pipeline, providing their test procedures, summary results and findings.
b.	Findings of this summary report state:
“The treated oil samples consistently showed lower measured viscosity than the untreated oil. This was true for all three grades of oil. Samples for one of the oil grades were measured over duration of 22 hours. These measured viscosity values showed a persisting attenuation of the viscosity for several hours followed by an increase with time until at 22 hours they had approached near to the viscosity of the untreated oils.” (ATS Summary Report, page 2)

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

c.	A copy of this summary report is available online at: https://qsenergy.box.com/ATS-AOT-SummaryRpt

III.	PetroChina Pipeline R&D Center report dated June 26, 2012 (“PetroChina Report”, attached as Exhibit 4)
a.	PetroChina reported on a series of tests run on a prototype AOT unit installed at their facility located in China.
b.	The PetroChina Report concluded:
“The above series of tests show that it is very effective to use AOT to reduce the viscosity of crude oil. We can see that AOT has significantly reduced the viscosity of Daqing crude oil, Changqing crude oil, and Venezuela crude oil, and greatly improved its flow rate.” (PetroChina Report, page 15)
c.	A full copy of the PetroChina Report is available online at: https://qsenergy.box.com/PetroChina-STWA-Report

IV.	U.S. Department of Energy Rocky Mountain Oilfield Test Center (“RMOTC”) report dated April 4, 2012 (“RMOTC Report”, attached as Exhibit 1)
a.	A prototype AOT unit was installed at tested RMOTC. As described in the RMOTC Report Abstract:

“The Rocky Mountain Oilfield Testing Center (RMOTC) conducted a field test on the STWA in-line viscosity reduction device at the Naval Petroleum Reserve No. 3 (NPR-3) located 35 miles north of Casper in Natrona County, Wyoming. The in-line viscosity reduction device is designed to reduce the line-loss and increase the flow rate of crude oil traveling through a commercial pipeline, thereby reducing the energy required for crude oil transportation. Reductions in line-loss and gains in pump operation efficiency (i.e., reduced power consumption) were observed on the 4.4 mile 6” schedule 80 metal buried pipeline test loop.” (RMOTC Report, Abstract)

b.	As detailed in Fig 1. And Fig 2. Of the RMOTC Report, the prototype AOT device reduced pressure loss and viscosity each by 40% (RMOTC Report, page 4).
c.	The RMOTC Report concluded:
“Test results indicate that the viscosity reduction device operated successfully and that the AOT 1.2H prototype delivers improved performance over the original AOT prototype tested in October 2011. Pipeline line-loss and pump motor power consumption were reduced for a given flow rate during the observed test. The device may hold potential for energy savings and increased pipeline flow rates for the oil production and transportation industry.” (RMOTC Report, page 6)
d.	A complete copy of the RMOTC Report is available online at: https://qsenergy.box.com/DOE-STWA-RMOTC-Report

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Joule Heat Efficacy and Reports

Due the Joule Heat technology’s early development stage, limited test data and reports are available. Southern Research Institute (“SRI”) performed tests on a prototype Joule Heat unit in September 2015, which showed promising results in which the Joule Heat prototype was observed to increase crude oil temperatures. These tests were observed by both SRI and QS Energy personnel. Shortly after these tests were performed, and prior to submission of a final report, SRI shut down certain labs and laid off staff responsible for SRI testing and analysis of the Joule Heat unit. Subsequent to these events, Robert Strange, the SRI project engineer responsible for running and analyzing the Joule Heat tests provided an independent report of his observations and findings (“JH Test Report”, attached as Exhibit 5), specifically detailing observed temperature increases due to operations of the small-scale Joule Heat device.

“For the flow through experiment using the small prototype we were able to observe a temperature increase of approximately 3oF. For the static testing we were able to observe a temperature increase of approximately 10oF after a minute of applied power to a static crude oil sample.” (JH Test Report, page 1)

These test results are consistent with disclosures provided in the Company’s 2015Q3-10K:

“QS Energy has provided a scaled-down version of the commercial Joule Heat unit for static and flow-through testing at Southern Research Institute (SRI). Testing performed by SRI in September 2015 demonstrated the ability the Joule Heat technology to deliver significant temperature increases in the laboratory setting.” (2014Q3-10Q, page 17)

A copy of the JH Test Report is available online at: https://qsenergy.box.com/JH-RD-Report

COMMENT 4. Explain the basis for your claim at page 5 that “key players in the pipeline industry continue to demonstrate strong interest in our technologies.” Identify those “key players” and explain how they have demonstrated their “strong interest.”

RESPONSE 4

We are working actively with the following companies: [The material below identified as redacted has been omitted and provided separately to the staff of the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 83.]

Kinder Morgan Crude and Condensate (“KMCC”)

Our AOT technology is currently installed on its 200,000 barrel per day pipeline providing takeaway for the Eagle Ford Shale in South Texas. As discussed in our response to Item 3, KMCC continues to work cooperatively with QS Energy to resolve known issues in operating the AOT with condensate fuel. Subject to final acceptance of a modified AOT device, KMCC has agreed to lease the AOT equipment at a cost of $20,000 per month, with an option to purchase the equipment. See QS Energy’s Form 8-K filed July 21, 2014.

<REDACTED>

QS Energy is in current negotiations with <REDACTED>, a crude oil transportation and storage company (<REDACTED>) to enter into a Joint Development Agreement to test the efficacy of QS Energy’s AOT equipment on <REDACTED>’s high-volume crude oil transportation infrastructure. If successful testing is achieved, <REDACTED> has expressed an interest to acquire additional AOT units. Price has not been determined, but <REDACTED> is aware of prices previously established in QS Energy’s TransCanada and Kinder Morgan leases with options to purchase transactions, with purchase prices of approximately $1MM per unit. These leases have been filed in the Company’s Form 8-Ks filed on August 2, 2013 and July 21, 2014. <REDACTED> and QS Energy personnel met the week of January 4, 2015 at Temple University’s laboratory facilities to observe testing protocols and discuss results of laboratory tests performed by Dr. Tao of Temple University on crude oil samples provided by <REDACTED>.  Preliminary tests reported by Dr. Tao in his summary report dated December 8, 2015 (“Tao <REDACTED> Report”, attached as Exhibit 7) demonstrated viscosity reductions of up to 46%. A copy of the confidential Tao <REDACTED> Report is attached. Current tests at Temple University are ongoing, and continue to provide encouraging results. <REDACTED>continues to demonstrate interest.

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

<REDACTED>

QS Energy is working with an affiliate, Energy Tech Africa (“ETA”) to market AOT equipment to <REDACTED>.  In February through early April 2015, Dr. Tao of Temple University conducted laboratory tests on crude oil samples provided by <REDACTED>. These tests demonstrated AOT viscosity reductions of 20%-35%. In his final report dated April 9, 2015 (“Tao <REDACTED> Report”, attached as Exhibit 8) Dr. Tao concluded, “The test results clearly show that the viscosity reduction technology, AOT, can significantly reduce the viscosity of the crude oil from <REDACTED>.” (Tao <REDACTED> report, page 7).  Based on test results reported in the Tao <REDACTED> Report, QS Energy submitted a case study to <REDACTED>, and is currently working with ETA to formalize a purchase agreement proposal.

Key players have expressed interest in our AOT technology, as indicated by their willingness to provide crude oil samples to Temple University at their cost for testing.  Each of these confidential tests has yielded positive laboratory results, and each of these players continue to express current interest, subject to final proof of efficacy of this technology.  Evidence of these business relationships is provided in the confidential “Final Report (March 2013-April 2015)” prepared by Dr. Tao of Temple University, dated April 15, 2015 (“Tao Final Report”, attached as Exhibit 6).  This report summarizes test results on oil samples provided by each company that has expressed strong enough interest in our technology to i) enter into a non-disclosure agreement; and ii) provide samples of their crude oil, at their expense.  A brief summary identifying of each of companies and related laboratory results was provided in the Tao Final Report, summarized as follows.

<REDACTED>

Dr. Tao Test Analysis: We conducted tests with crude oil sample from <REDACTED> oil company, which was extracted in <REDACTED>. The sample is paraffin based crude oil with pour point around 38.50C. The viscosity is 21.25 cp at 510C. When an electric field of 12KV/cm was applied, the viscosity is down to 9.77 cp, reduced by 54%. In addition, the pour point is also down to 36.50C, reduced by 20C. The viscosity reduction lasts more than 20 hours.

<REDACTED>

Dr. Tao Test Analysis: We tested four fuel samples from <REDACTED>. They are Ultra-Low Sulfur Diesel (ULSD) A, ULSD B, Jet Fuel, and BHP Condensate. These samples from <REDACTED> are refinery fuels, not crude oil. In comparison with crude oil, all these samples have quite low viscosity. On the other hand, our tests clearly show that the AOT technology can significantly reduce the viscosity of ULSD A and BHP condensate. At 220C, application of electric field of 1670V/mm reduces the viscosity of ULSD A sample from 4.62cp to 3.53cp, down 23.6%. Similarly, at 20.40C, application of electric field of 123V/mm brings the viscosity of BHP Condensate from 2.876cp to 2.185cp, down 24%. For ULSD B and jet fuel, the viscosity reduction is moderate. At 220C, application of electric field of 2500V/mm reduces the viscosity of ULSD B from 3.39cp to 3.22 cp, down 5%. At 200C, application of electric field of 1830V/mm reduces the viscosity of Jet fuel from 1.9cp to 1.8cp, down 5%.

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

<REDACTED>

Dr. Tao Test Analysis: We tested two oil samples from <REDACTED>, Black wax crude oil and Yellow wax crude oil. The test results clearly show that the AOT technology can significantly reduce the viscosity of both oil samples. The technology is extremely effective for Yellow wax crude oil sample. At 520C, the AOT technology with electric field 360V/mm reduces its viscosity from 15.7 poise to 1.01 poise, down 93.5%. Because the Black wax crude oil sample contains metallic particles, we have to use electrodes, which have a gap with the pipe wall. The existence of metallic particles also limits the applied voltage, but the results are still much better than that of most conventional crude oil samples. At 40.30C, application of electric field 160V/mm reduces the viscosity of Black wax crude oil from 30.5 poise to 7.6 poise, down 75%. If there were no metallic particles inside Black wax crude oil, the viscosity reduction for Black wax crude oil would be as significant as that for Yellow wax crude oil.

<REDACTED>

Dr. Tao Test Analysis: We did tests with No#2 diesel from <REDACTED>, for a temperature range 00C to 250C. The AOT technology is also able to reduce viscosity of diesel fuel. At 00C, application of electric field of 3760V/mm brings the diesel viscosity from 4.5cp to 4.24cp, down 5.8%.

<REDACTED>

Dr. Tao Test Analysis: We conducted additional tests with different refinery fuel samples from <REDACTED>. These samples are refinery fuels, not crude oil. In comparison with crude oil, all these samples have quite low viscosity. On the other hand, our tests show that the AOT technology can reduce the viscosity of these diesel fuels moderately, about 4-5%.

<REDACTED>

Dr. Tao Test Analysis: We conducted tests with crude oil sample from <REDACTED>. The tests clearly show that the AOT technology can significantly reduce the viscosity of the crude oil from <REDACTED>. At 710C, application of electric field of 1400V/mm brings the oil viscosity from 120.1cp to 71.2cp, down 40.7%.

<REDACTED>

Dr. Tao Test Analysis: We conducted lab tests with SHG condensate from <REDACTED>. While the condensate sample from <REDACTED> is different from conventional crude oils, the viscosity reduction technology, AOT, can significantly reduce its viscosity. Many suspended particles inside the condensate oil sample have micrometer size. Therefore, the electrorheological effect is quite strong and a moderate electric field is sufficient to reduce its viscosity effectively. For example, at 200C, a moderate electric field of 116.1V/mm can reduce the sample viscosity from 4.65cp to 3.93cp, down 15%.

<REDACTED>

Dr. Tao Test Analysis: We were asked to conduct research about the conductivity of Black wax crude oil sample from <REDACTED>, especially explore the relationship between conductivity and temperature. We have found that the conductivity of black wax crude oil is mainly due to the metallic particles inside. Normally, metals have their conductivity decreasing with temperature up. For fluids, the situation is opposite: the conductivity of most fluids goes up with the temperature increasing. This is due to the following fact: the ions inside the fluid are the main charge carriers for most fluids. Then as the temperature goes up, the fluid viscosity goes down and the ions are more mobile, making the conductivity up.

<REDACTED>

Dr. Tao Test Analysis: We conducted lab tests with Sour Crude oil sample from <REDACTED>. The test results show that the AOT technology can significantly reduce the viscosity of the Sour crude oil. For example, at 61.3oC, application of a moderate electric field of 60V/mm reduces the sample viscosity from 2553.16cp to 1544.21 cp, down 39.5%.

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

<REDACTED>

Dr. Tao Test Analysis: We conducted lab tests with crude oil sample from <REDACTED>. The test results show that the AOT technology can significantly reduce the viscosity of the crude oil sample. For example, at 38.1oC, application of electric field of 1011V/mm reduces the oil viscosity from 50.5cp to 39.46cp, down 21.86%. On the other hand, we also found that the electric current is relatively higher because of the high volume fraction of water and remaining of DRA polymers. We also conducted some tests to see how to reduce the electric current.

In addition, Gregg Bigger, QS Energy CEO, is currently in discussions regarding the Company’s AOT technologies with representatives of top-tier oil and gas companies, including, <REDACTED>, <REDACTED>, <REDACTED>, <REDACTED>, <REDACTED>, <REDACTED>, <REDACTED>, and <REDACTED>.

COMMENT 5. At page 11, you suggest that producers “would also benefit from their midstream transporters implementing our AOT 2.0 transmission-line series by its ability to increase the overall flow capacity….” Clarify for the reader your reference to your “AOT 2.0 transmission-line series.”

RESPONSE 5

The “AOT 2.0” nomenclature is a holdover from when the first commercial-sized midstream unit was manufactured, and announced in a Company press release on August 9, 2012, referring to the “second generation AOT”, and “The commercial design, known as AOT™ 2.0”. A copy of this press release can be found online at: http://www.qsenergy.com/news/detail/1593/stwa-begins-commercial-manufacturing-of-aot-2-0

The AOT 2.0 and AOT Midstream nomenclatures were defined in the Company’s 2012 Form 10-K filed on March 22, 2013 (“2012-10K”) in the following statement:

“In September, 2012 the Company began production of its first AOT Midstream commercial design (‘AOT 2.0’, ‘AOT Midstream’) with its supply chain based in Casper, Wyoming.” (2012-10K, page 5)

“Transmission line” is common nomenclature in the oil and gas industry to denote a network of pipelines for the transportation of oil and natural gas.

We currently favor the “AOT Midstream” nomenclature over “AOT 2.0” as it better represents both our technology and our target market.

COMMENT 6. We note your statement at page 14 that “our technology is commercially unproven and the use of our technology by others is limited.” Explain the reference to this “limited” usage.

RESPONSE 6

The referenced section of our Form 10-K is identifying risk factors. The use of our technology to date has been limited only to joint development, research, and testing applications, including:

1.	Temple University (testing, research and joint development);
2.	U.S. Department of Energy Rocky Mountain Oilfield Testing Center (testing, research);
3.	PetroChina Pipeline R&D Center (testing);
4.	TransCanada (testing, joint development, possible conversion to commercial use);
5.	Kinder Morgan Crude and Condensate (testing, joint development, possible conversion to commercial use);
6.	Newfield Exploration Company (testing, joint development);

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

Management’s Discussion and Analysis, page 22

Liquidity and Capital Resources, page 24

COMMENT 7.  Please quantify the amount of additional funds that you will need to operate your business and, to the extent, indicate the approximate amounts that you will need:

•	pursuant to your agreements with Temple University;
•	to fund product development and commercialization;
•	to manufacture and ship your products; and
•	to fund the other items listed under “Summary.”

Similarly, please ensure that your discussion of issuances of unregistered securities at page 21 provides for each applicable issuance all information that Item 701 of Regulation S-K requires. In that regard, we note that you have not provided the date of sale of your unregistered securities, the name of the persons or class of persons to whom you issued the securities, or the facts you relied upon to make the “Section 4(2) and/or Regulation S” exemption(s) available. Also, provide enhanced disclosure regarding the issuance of convertible notes that you reference at page 24. We note the discussion in the notes to your unaudited June 30, 2015 financial statements relating to non-interest bearing convertible notes that you issued in spring 2015. We are unable to locate the documents underlying that issuance listed in the exhibit list of any of your filings. See Item 2.03 of Form 8-K.

RESPONSE 7

The amount of additional funds required is dependent upon levels of success and timing of our commercialization efforts.

As noted in the contractual obligations section of page 24 of the referenced 2014 Form 10-K, the Temple University license agreements require the payment of minimum license fees of $187,500 annually. Obligations under the Temple University research agreement end in 2015; total outstanding expense as of December 31, 2014 was $64,648.

Funds required for product development and commercialization are relatively low due to the fact that we have 5 full-scale commercial AOT units in inventory (one currently deployed at Kinder Morgan). These units are not included in assets on our balance sheet under GAAP. In accordance with GAAP, they were expensed as a research and development expense. Details regarding current estimates for product development and commercialization, manufacture and shipping of our products, and other budget expenses including those generally under “other items” are stated in our previously filed Form 10-K, for the period ended December 31, 2014, and subsequent Form 10-Q filings, along with current funding and operations plans, are detailed in our business plan reported in Form 8-K filed on December 1, 2015.

The Company’s Form 10-Q for the nine-month period ended September 30, 2015, filed November 9, 2015 (“2015Q3-10Q”) provided convertible note details, as follows:

          “In the second quarter of 2015, the Company issued convertible notes in the aggregate of $550,000 for cash consideration of $475,500, net of original issue discount of $50,000 and commission paid of $24,500. The notes do not bear any interest; however, the Company used an implied interest rate of 10%. The notes are unsecured, mature one year after issuance, and are convertible into 1,833,333 shares of common stock at a conversion price of $0.30 per share. The Company determined that the notes contained a beneficial conversion feature of $352,139 since the market price of the Company’s common stock was higher than the effective conversion price of the notes when issued.

          “Investors in the convertible notes received, for no additional consideration, warrants to purchase a total of 916,667 shares of common stock. Each warrant is exercisable on a cash basis only at an exercise price of $0.30 per share, are exercisable immediately upon issuance, and expires one year from the date of issuance. The relative fair value of the warrants issued with the convertible notes was determined to be $118,806 computed using the Black-Scholes Option Pricing model.

          “The fair value of the warrants, the beneficial conversion feature, the original issue discount and commission paid, aggregated $545,445 and is considered a debt discount. In June 2015, the full balance of these notes in the amount of $550,000 was converted to 1 ,833,333 shares of common stock and the full aggregated debt discount amortized as interest expense. During the three and nine month periods ending September 30, 2015, the total note discount amortized as interest expense was $0 and $545,455, respectively. As of September 30, 2015 there was no remaining balance due on these notes.” (2015Q3-10Q, page 10-11)

United States Securities and Exchange Commission

January 14, 2016

FOIA Confidential Treatment Requested Pursuant to Rule 83

The Company’s Form 10-K for the year ended December 31, 2015 will contain similar disclosures for all notes funded during calendar-year 2015.

The documents underlying the issuance of the convertible notes in 2015 will be filed in the Company’s Form 10-K for the period ended December 31, 2015, to be filed on or before March 15, 2016.  Please advise if this is acceptable.

COMMENT 8. Please file or incorporate by reference all material agreements that Item 601(b)(10) of Regulation S-K requires you to file, including without limitation the following:

•	The research agreement with Temple University and any amendments thereto, which you reference in Note 6 to your financial statements at page F-15; and
•	All equity compensation plans, including the plan(s) pursuant to which you provide your board committee members with a monthly fee and pursuant to which you have issued options, warrants, and rights to purchase 16,760,000 shares of common stock at $0.26 per share, as you indicate in the second row of your equity compensation plan table (see the related disclosure at pages 44 and 45).

RESPONSE 8

The Company intends to make this filing in its Form 10-K for the period ended December 31, 2015, to be filed on or before March 15, 2016. Please advise if this is acceptable.

The Company confirms the following:

A. The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

B. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

C. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments in this matter.

Very truly yours,

Gartenberg Gelfand Hayton LLP

By: /s/ Edward S. Gelfand

      Edward S. Gelfand, as counsel to the Company

The foregoing statements and contents of this letter are hereby true and accurate and confirmed and adopted by the Company.

QS Energy, Inc.

BY: /s/ Gregg Bigger

      Gregg Bigger, CEO